3/13

07022788

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Thunder Sword Resources

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 24 2007
THOMSON FINANCIAL

FILE NO. 82- 01260 FISCAL YEAR 10-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 4/23/07

82-1260

ARLS
10-31-06

THUNDER SWORD RESOURCES INC.

FINANCIAL STATEMENTS

OCTOBER 31, 2006 AND 2005

MORGAN & COMPANY
CHARTERED ACCOUNTANTS

SEC MAIL PROCESSING
RECEIVED
MAR - 9 2007
WASH. D.C.
186 SECTION

AUDITORS' REPORT

To the Shareholders of
Thunder Sword Resources Inc.

We have audited the balance sheets of Thunder Sword Resources Inc. as at October 31, 2006 and 2005, and the statements of operations and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

February 27, 2007

"Morgan & Company"

Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF ihi

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

THUNDER SWORD RESOURCES INC.

BALANCE SHEETS

	OCTOBER 31 2006	OCTOBER 31 2005
ASSETS		
Current		
Cash	$ 335,319	$ 468
Accounts receivable	-	5,566
GST recoverable	72,128	-
Inventory	8,543	16,189
Prepaid expenses	1,487	1,487
	417,477	23,710
Capital Assets (Note 3)	12,305	17,579
Interest In Mineral Properties (Note 4)	3,085,787	82,627
	$ 3,515,569	$ 123,916
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 205,596	$ 44,881
Due to related parties (Note 7(c))	497,434	290,215
	703,030	335,096
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share Capital (Note 5)	7,867,278	4,311,850
Contributed Surplus	-	154,368
Deficit	(5,054,739)	(4,677,398)
	2,812,539	(211,180)
	$ 3,515,569	$ 123,916

Approved on Behalf of the Board:

"S. Naguschewski"
Director

"M. Goldstein"
Director

The accompanying notes are an integral part of these financial statements.

THUNDER SWORD RESOURCES INC.

STATEMENTS OF OPERATIONS AND DEFICIT

	YEARS ENDED OCTOBER 31 2006	2005
Sales	$ 29,129	$ 17,407
Cost Of Sales		
Inventory, beginning of year	16,189	14,259
Purchases	-	1,721
Freight out	2,597	489
Warehousing	7,714	6,005
	26,500	22,474
Inventory, end of year	8,543	16,189
	17,957	6,285
Gross Profit	11,172	11,122
Administrative Expenses		
Advertising and shareholder relations	113,965	3,442
Amortization	5,274	7,342
Automotive and travel	18,625	18,406
Consulting fees	75,000	78,000
Filing and transfer fees	34,709	13,348
Interest	26,552	28,218
Office and miscellaneous	11,526	8,803
Professional fees	60,269	7,529
Product research	194	103
Rent	42,399	38,520
	388,513	203,711
Net Loss For The Year	(377,341)	(192,589)
Deficit, Beginning Of Year	(4,677,398)	(4,484,809)
Deficit, End Of Year	$ (5,054,739)	$ (4,677,398)
Basic And Diluted Net Loss Per Share	$ (0.04)	$ (0.02)
Basic And Diluted Weighted Average Common Shares	10,493,833	8,546,814

The accompanying notes are an integral part of these financial statements.

THUNDER SWORD RESOURCES INC.

STATEMENTS OF CASH FLOWS

	YEARS ENDED OCTOBER 31 2006	2005
Cash Flows From (Used By):		
Operating Activities		
Net loss for the year	$ (377,341)	$ (192,589)
Adjustment for items not affecting cash:		
Amortization	5,274	7,342
Interest accrued	25,282	25,778
	(346,785)	(159,469)
Changes in non-cash working capital items:		
Accounts receivable	5,566	(5,566)
GST recoverable	(72,128)	-
Inventory	7,646	(1,930)
Prepaid expenses	-	(85)
Accounts payable and accrued liabilities	160,715	6,474
	(244,986)	(160,576)
Financing Activities		
Due to related parties	181,937	158,086
Shares issued	1,951,060	-
	2,132,997	158,086
Investing Activity		
Interest in mineral properties	(1,553,160)	-
Increase (Decrease) In Cash	334,851	(2,490)
Cash, Beginning Of Year	468	2,958
Cash, End Of Year	$ 335,319	$ 468
Supplemental Disclosure Of Cash Flow Information		
Interest paid	$ 1,270	$ 2,439
Shares issued for debt	$ -	$ 608,601
Shares issued for interest in mineral property	$ 1,450,000	$ -

The accompanying notes are an integral part of these financial statements.

THUNDER SWORD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2006 AND 2005

1. NATURE OF OPERATIONS AND GOING CONCERN

a) The Company is incorporated under British Columbia legislation and is engaged in the exploration of mineral properties, as well as the importation and resale of magnesium chloride.

b) These financial statements have been prepared on the basis of generally accepted accounting principles as applicable to a going concern. Those principles contemplate the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Should the Company be unable to continue as a going concern, it maybe unable to realize the carrying value of its assets and to meet its liabilities as they come due.

The Company has incurred substantial operating losses since its inception and has a working capital deficiency of $285,553 at October 31, 2006. The future viability of the Company will depend upon its ability to continue to obtain adequate financing and commence profitable business operations.

If the going concern assumptions were not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

b) Inventory

Inventory is stated at the lower of cost and net realizable value. Cost is generally determined on the average cost basis.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

c) Capital Assets and Amortization

Capital assets are recorded at cost. Amortization is recorded on the diminishing balance basis over the estimated useful lives of the assets as follows:

Production equipment	30%
Computer and office equipment	30%
Vehicles	30%

d) Interest in Mineral Properties

The Company is engaged in exploring certain mineral interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts recorded as interest in mineral properties is dependent upon confirmation of the Company's ownership in the mineral properties, the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration, development and establishment of a viable mining operation and continued support from creditors and shareholders.

Acquisition, exploration and development costs relating to mineral properties are deferred until such time as mineral properties are brought into production, abandoned, or sold at which time they are amortized on the unit of production basis over the estimated life of the property or written off to earnings. Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of related properties.

e) Long-Lived Assets Impairment

Long-term assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets will be written down to fair value.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is charged to earnings using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flow. As at October 31, 2006 and 2005, the Company did not have any asset retirement obligations.

g) Revenue Recognition

Revenue from the sale of magnesium chloride is recognized when the product is shipped and risk of ownership has transferred

h) Financial Instruments

The Company's financial instruments include cash, accounts receivable, accounts payable and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

i) Loss Per Share

Basic and diluted loss per share amounts are computed using the weighted average number of common shares outstanding during the year.

The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the years ended October 31, 2006 and 2005 for the dilutive effect of employee stock options and warrants as there were no dilutive securities outstanding. No adjustments were required to reported loss from operations in computing diluted per share amounts.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

j) Stock Based Compensation

The Company accounts for compensation expense based on the fair value of rights granted under its stock based compensation plan. Under this method, compensation costs attributable to all stock options granted is measured at fair value at the grant date, and expensed over the vesting period with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

k) Income Taxes

The Company uses the asset and liability method of accounting for income taxes whereby future income tax assets are recognized for deductible temporary differences and operating loss carryforwards, and future income tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the amounts of assets and liabilities recorded for income tax and financial reporting purposes. Future income tax assets are recognized only to the extent that management determines that it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment. The income tax expense or benefit is the income tax payable or refundable for the period plus or minus the change in future income tax assets and liabilities during the period.

3. CAPITAL ASSETS

	2006		
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
Computer and office equipment	$ 14,426	$ 13,392	$ 1,034
Production equipment	42,803	33,099	9,704
Vehicles	5,375	3,808	1,567
	$ 62,604	$ 50,299	$ 12,305

3. CAPITAL ASSETS (Continued)

	2005		
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
Computer and office equipment	$ 14,426	$ 12,949	$ 1,477
Production equipment	42,803	28,940	13,863
Vehicles	5,375	3,136	2,239
	$ 62,604	$ 45,025	$ 17,579

4. INTEREST IN MINERAL PROPERTIES

a) Sault Sainte Marie Mining Division, Province of Ontario

The Company owns 100% interest in 42 mineral claims located in Sault Sainte Marie Mining Division, Ontario. The claims are subject to a 2% net smelter royalty.

b) Saskatchewan Claims

By an agreement dated February 28, 2006, as amended November 9, 2006, the Company acquired an option to earn a 51% interest in a number of mineral claims located in Saskatchewan, Canada, subject to a 1.5% production royalty. In order to earn its interest, the Company is required to pay $500,000 on the earlier of the date of regulatory approval and the date of completion of a financing of not less than $2,000,000 (paid), $500,000 twelve months thereafter, the issue of 5,000,000 common shares at a value of $0.29 per share (issued), and the reimbursement for expenses to the optionor for a seismic survey program (paid).

In addition, the Company is required to incur minimum exploration expenditures of $1,000,000 by October 1, 2006 (paid), an additional $3,000,000 by October 1, 2007, and an additional $4,000,000 by October 1, 2008.

By an amending agreement, dated November 9, 2006, pursuant to the payment of $500,000, the reimbursement of the seismic study program expenses, and the issue of 5,000,000 common shares, the Company has earned a 15.37% interest in the claims. In addition, the Company will receive a 2.44% interest on payment of $500,000 due after twelve months, and for each $1 million of exploration expenditures, 4.88% ownership interest in the claims will vest, up to a maximum of 51%.

4. INTEREST IN MINERAL PROPERTIES (Continued)

Costs incurred on mineral properties to date are as follows:

	2006	2005
Ontario claims		
Balance, beginning and end of year	$ 82,627	$ 82,627
Saskatchewan claims		
Acquisition		
Cash	$ 500,000	$ -
Shares	1,450,000	-
	1,950,000	-
Deferred exploration		
Aerial survey	804,643	-
Geological	248,517	-
Total	$ 3,003,160	$ -
Grand total	$ 3,085,787	$ 82,627

c) Subsequent to October 31, 2006, the Company, together with the optionee of the Saskatchewan claims, entered into a letter of intent with a company by which that company will acquire 26% of certain of the claim interest from the Company. The Company will receive $250,000 by February 27, 2007, and $250,000 by June 1, 2007, receive approximately $416,000 as reimbursement of work incurred to date by the Company, and commit to expend up to $3,000,000 over the period to October 1, 2008, including the reimbursement above. Upon completion of the option terms, the Company will transfer a 26% interest in those claims.

5. SHARE CAPITAL

a) Authorized

Unlimited number of common shares without par value (2005 – 98,895,000 common shares)
Unlimited number of preference shares without par value (2005 – 1,000,000 preference shares)

5. **SHARE CAPITAL** (Continued)

b) Issued and Fully Paid – Common Shares

	SHARES	AMOUNT
Balance, October 31, 2004	6,014,627	$ 3,703,249
Shares issued for debt	3,803,491	608,601
Balance, October 31, 2005	9,818,118	4,311,850
Shares issued for cash, net of commissions of $151,160	1,341,334	1,860,841
Shares issued for mineral property	5,000,000	1,450,000
Shares issued for options exercised	601,460	90,219
Transfer from contributed surplus on exercise of stock options	-	154,368
Balance, October 31, 2006	16,760,912	$ 7,867,278

On October 18, 2006, the Company issued 1,341,334 units at a price of $1.50 per unit for gross proceeds of $2,012,001. Each unit consists of one common share and one share purchase warrant, entitling the holder to purchase one additional common share for each warrant held at a price of $2.00 per share up to October 18, 2008. The Company may accelerate the exercise date of the warrants if the Company's shares trade in excess of $2.50 per share for a ten day consecutive period, by giving the warrant holders 30 days written notice and issuing a press release.

On October 18, 2006, the Company issued 5,000,000 common shares to the optionee of the Saskatchewan property at a price of $0.29 per share, pursuant to the agreement dated February 28, 2006 (Note 4 (b)).

On February 1, 2006, the Company issued 601,460 common shares for total proceeds of $90,219 on the exercise of directors' stock options. The fair value amount recorded as contributed surplus, on the granting of these stock options, was transferred to share capital at the date of the exercise.

On March 3, 2005, the Company issued 3,803,491 common shares to settle $608,601 due to related parties.

5. SHARE CAPITAL (Continued)

c) Share Purchase Options

Effective March 12, 2003, the Company adopted a stock option plan. The plan provides for the grant of incentive stock options for up to 10% of the issued and outstanding common shares to employees, directors and officers of the Company. Options are granted for a term not to exceed five years from the date of grant. The plan contains no vesting requirements.

A summary of the changes in stock options granted for the years ended October 31, 2006 and 2005 is presented below:

	NUMBER OF SHARES	EXERCISE PRICE
Balance, October 31, 2004 and 2005	601,460	$ 0.15
Exercised	(601,460)	(0.15)
Balance, October 31, 2006	-	$ -

As at October 31, 2006, there were no outstanding stock options.

6. INCOME TAXES

The income taxes shown in the statements of operations and deficit differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

	2006	2005
Statutory tax rate	34%	35%
Expected income tax recovery	$ (116,054)	$ (67,156)
Non-deductible differences	-	599
Share issue costs	(10,449)	-
Other	-	2,560
Unrecognized tax losses	126,503	63,997
Income tax provision	$ -	$ -

6. INCOME TAXES (Continued)

Future tax assets of the Company are as follows:

	2006	2005
Operating losses	$ 464,000	$ 448,000
Capital assets	35,000	29,000
Share issue costs	41,000	-
Less: Valuation allowance	(540,000)	(477,000)
Future tax asset recognized	$ -	$ -

Losses that reduce future income for tax purposes expire as follows:

2007	$ 175,000
2008	$ 168,000
2009	$ 109,000
2010	$ 156,000
2014	$ 230,000
2015	$ 184,000
2026	$ 341,000

A valuation allowance has been recorded to reduce the net benefit recorded in the financial statements related to these future tax assets. The valuation allowance is deemed necessary as a result of the uncertainty associated with the ultimate realization of these tax assets.

7. RELATED PARTY TRANSACTIONS

The following summarizes the Company's related party transactions for the year:

a) Rent

During the year, the Company paid or accrued rent of $6,000 (2005 - $6,000) to a company controlled by a spouse of a director.

b) Management Services

During the year, the Company paid or accrued consulting fees of $60,000 (2005 - $60,000) to directors for management services.

7. RELATED PARTY TRANSACTIONS (Continued)

c) Due to Related Parties

The amount due to related parties is owing to a director and a company controlled by a spouse of a director. The loans bear 10% interest per annum, are unsecured, and are without specified terms of repayment. As at October 31, 2006, interest expense for the year of $15,282 (2005 – $25,778) has been recorded.

During the year ended October 31, 2005, the Company issued 3,803,491 common shares to settle debt to related parties totalling $608,601.

82-1260

THUNDER SWORD RESOURCES INC.

Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE TWELVE MONTHS ENDED OCTOBER 31, 2006
Issued February 27, 2007

This Management's Discussion and Analysis ("MD&A") prepared as of February 22, 2007, supplements, but does not form part of, the audited annual financial statements of the Company and the notes thereto for the year ended October 31, 2006. Consequently, the following discussion and analysis of the financial condition and results of operations of Thunder Sword Resources Inc. (the "Company"), should be read in conjunction with the audited annual financial statements for the period ended October 31, 2006 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") consistently applied.

Certain statements contained in the following MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Additional information related to the Company can be found on SEDAR at www.sedar.com.

OVERVIEW

The Company is engaged in the exploration, development and exploitation of mineral properties and energy related commodities.

As mentioned to you in our June 15, 2006 Report, 2006 was a very good year for the energy markets generally, with record prices being set for most energy related commodities and this holds true for 2006 as well. Industry experts continue to suggest that the demand for these commodities will continue to surge while the supply side will remain very much in question for the foreseeable future. With this in mind, management has begun to direct its efforts on creating shareholder value by acquiring and participating in exploration prospects directed at the energy resource sector, with particular focus being given to uranium exploration, in Canada and the United States. As reported by the Company, we are currently looking to participate as Operator in excess of 74,000 hectares of prospective uranium claims in the Athabasca Basin, Saskatchewan. We are very excited by the potential these large claim areas have, and we look forward to reporting on our activities as we proceed into 2006/2007.

Uranium prices have increased dramatically since the historic lows of 2001 and are reaching new highs almost weekly. For the most part, this price strengthening reflects tightening supply and recognition that new investment is needed to encourage exploration for additional reserves and to build new mines. By 2050, world energy consumption will double and demand for electricity will triple. A recent ***Forbes*** magazine cover story, entitled ***Going Nuclear***, analyzed uranium's recent price surge, "One reason the price of uranium should keep escalating is that producers are only starting to ramp up to meet the strong demand. Utilities globally need 180 million pounds of uranium annually, but at this point a mere 108 million pounds are coming out of the ground."

Canada has a vast supply of uranium in high-concentration deposits, mostly in northern Saskatchewan's Athabasca Basin, where the Company will be focusing its initial exploration efforts. The Athabasca Basin occupies an area of about 100,000 sq km in northern Saskatchewan and accounts for approximately 30% of global primary uranium production making them the #1 producer in the world. Since 1968, 18 deposits totaling over 1.4 billion pounds of uranium have been discovered in the region. In 1975, the richest open-pit deposit in the world was discovered by Cameco at Key Lake. Key Lake is currently the largest high-grade uranium milling operation in the world with an annual production capacity of 18 million pounds. Canada's uranium mining industry has sales in the order of half a billion dollars per year.

Joint Venture Participation – Athabasca Basin Saskatchewan

As noted earlier, the Company has optioned seven groups of properties comprising a total of 22 claims with an area of 74,772 hectares ("Upper Dufferin Lake Claims"). These claims are located along the southern margin of the Athabasca Basin.

In order to fully exercise the option, Thunder Sword is required to pay the Optionor, 101073531 Saskatchewan Ltd., a total of $1,000,000, of which $500,000 was paid in October 2006 upon the Option Agreement having been accepted by the TSX Venture Exchange, with the balance due on or before October 1, 2007. In addition the Company completed and closed a $2mil private placement financing at $1.50 per Unit, comprised of one share and one warrant at $2.00 per share expiring October 2008. The proceeds from the placement were used to pay the Company's initial $1.5 mil in expenditure and fee obligations on the Optioned Claims, and for general working capital. In addition to meeting its financial commitments to date, the Company also issued the Optionor 5,000,000 shares of the Company as per the Option Agreement. .

In consideration of the payments made to date under the Option Agreement, as amended, Thunder Sword, has now vested a 15.37% interest in the Option Claims. To earn its full 51% interest Thunder Sword was originally obligated under its Option Agreement to continue to incur an additional $3,000,000 in exploration expenditures on or before October 1, 2007, and an additional $4,000,000 in exploration expenditures on or before October 1, 2008. As these expenditures are incurred, the Company will be deemed by the Optionor to have earned an additional 4.88% (approx) interest in the Optioned Claims for each $1mil in expenditures. In addition, once the Company pays the remaining $500,000 lease Option fee referred to above, it will be vested with an additional 2.44% interest in the Optioned Claims, up to a total 51% interest.

On Feb 19, 2007 the Company announced that it has entered into a Letter of Intent (LOI) with each of Tribune Resources Corp. (Tribune) and 101073531 Saskatchewan Ltd. (Sask Co.) whereby Tribune was given the right to acquire a 26% interest in certain of its leases covering 34,374 hectares of THU's existing 74,343 hectares (the "JV Claims") located within the Athabasca Basin, Saskatchewan.

The JV Claim areas included in the LOI are as follows:

Location	**Area (ha.)**
Virgin Lake	1985 ha.
Dufferin Lake - East	12,290 ha.
American/Botham Lake	19,099 ha.
TOTAL	**33,374 ha.**

Under the terms of the LOI, Tribune was given the right to earn a 26% interest in the JV Claims from Thunder Sword subject to Tribune incurring qualifying expenditures on the Claims of $3,000,000, at least $1,500,000 of which must be incurred by October 1, 2007 and the balance of which must be incurred by October 1, 2008. During this earn-in period, Tribune will be obligated to allocate expenditures such that the Claims remain in good standing with respect to the assessment work required by the Province of Saskatchewan until September 30, 2008. Thereafter, the parties will form a formal operating joint venture in respect of such JV Claims whereby they will pay ongoing exploration and assessment costs on a pro-rata basis. In addition to the above property expenditures, Tribune is obligated to pay to THU a Lease acquisition fee of $500K of which $250,000 must be paid on or before February 27, 2007 and $250,000 on or before June 1, 2007. Tribune is also obligated to reimburse THU for all 2006 assessment credits paid by THU attributable to the Claims which can be carried forward into 2007, estimated at around $100,000; and also pay to THU such other 2007 expenditures incurred by or paid on any of the Claims by Thunder Sword or Sask Co. to date, estimated at an additional $315,916. Once reimbursed, these 2007 expenditures will be credited towards the $1.5 million 2007 expenditure obligation of Tribune referred to above.

In consideration of THU entering into the proposed JV agreement with Tribune, the Optionor has agreed with THU that all expenditures incurred by Tribune on the JV Claims will be fully credited towards the earning requirements set out in the Option Agreement as between the Optionor and THU on the full 74,000 hectares.

Assuming Tribune earns its full interest in the JV Claims and expends the $3 mil in work assessments, the $ 3 mil in expenditures will then be credited by the Optionor towards the Company's 2007 and 2008 earning expenditures under the Option Agreement. This will result in the Company being vested with a fully earned 51% interest in the JV Claims (of which 26% will be assigned to Tribune) and an additional 14.6% interest in the remaining 40,000 hectare claims covering the Dufferin West, Kercher Lake and Cluff Lake Areas.

Management is excited by the proposed joint venture in that it will both expedite the vesting of THU's interest in both the JV Claims to which the Joint Venture is subject and will further allow THU to focus its other exploration efforts on its remaining properties, in particular the Dufferin West area, where as earlier announced, Cameco has made significant discoveries of uranium.

Ongoing Exploration on Optioned Claims

Thunder Sword Resources continues to aggressively explore and develop its 74,000 ha Uranium Claims, adding value further identifying prospective high grade drill target areas and creating opportunities and value for its Shareholders.

In *initially assessing its Athabasca Basin Uranium claims, Dr. Joe Montgomery, Ph.D*, P.Eng. in his N.I. 43-101 Report, dated May 26, 2006, prepared for Thunder Sword, said the Upper Dufferin Lake Claims have many of the attributes which have been found in past and existing uranium deposits of the Eastern Athabasca Basin and were, in his opinion, considered to be very prospective for uranium deposits. A two phase program of exploration was recommended. The proposed program was carried out consisting of airborne magnetic and electromagnetic surveys and is now being followed up by detailed ground surveys of anomalous areas. We feel confident that our decisions to focus our ongoing efforts on the exploration and potential exploitation of our uranium related projects will serve to add value to the Company and YOU, its shareholders over many years to come.

The Company is continuing to work with two of the most active geophysical companies in the Athabasca Basin, *providing Thunder Sword with the most technically advanced data and interpretation* reports available for each of the 22 dispositions. An airborne geophysical survey was undertaken in early 2006. The results from the airborne data show conductive responses in each of the areas held, and indicators correspond well with the information gathered from the original satellite imagery used in the selection process.

These are very encouraging results for the company. A Spring and Summer 2007 exploration program is being planned and had been initiated. These programs include line-cutting grids and ground geophysics to follow up the airborne-indicated conductors.

Patterson Geophysics has already provided follow-up recommendations for a ground program on the American Lake/Botham Lake claims and the Dufferin West Claims. These properties were covered the Company's Spring and Fall 2006 programs with a GEOTEM and MEGATEM Airborne Survey. The data indicates numerous conductive zones in each of these areas. Close to 20 km of strong conductors have been pointed out in the Botham Lake report and suggestions for detailed work have been made. Located on the southern edge of the Basin, this region is geologically similar to that found in the Key Lake area. Key Lake is home to a high grade uranium mine.

The deeper penetrating MEGATEM survey was required on THE Dufferin Lake and all the additional claims and early interpretation reports indicate positive results for the Company.

Thunder Sword is well positioned in the highly prospective and very active Dufferin Lake/Virgin River area. This region has had high levels of exploration activity for over 25 years, but with grades recently reported by Cameco where they intersected 18.3% U_30_8 over 5.3 metres in drill hole VR-22W2 and 6.72% U_30_8 over 5.2 metres in drill hole VR-024, the interest in the Company's offsetting claims Dufferin West and East Claims is ever increasing.

As earlier announced, Cameco has also reported significant uranium encounters on their Virgin River Project from a number of other drill holes within 3000 meters and bordering four of Thunder Sword's dispositions including claims S-107633, S-107632, S-107630 and S-107628. Eleven of Thunder Sword's dispositions border the Virgin River Shear Zone and the Dufferin Lake Fault. Thunder Sword's contiguous claims in this area run for 30 km on a NE – SW trend and on strike with numerous conductors.

The Company is initiating ground geophysics on its DW1 grid, this work will test a conductor that is coincident with the eastern boundary of the Virgin River Shear Zone and based on a review by Patterson Geophysics, appears to be crosscut by a second structure shown by a weak magnetic high. The Company was advised by Patterson Geophysics, that this same structure also crosses the Dufferin Fault and may be related to Cameco's present area of drilling.

In a different area of interest, 45 km to the east of the Dufferin claims, are the Company's three Kercher Lake claims. Satellite imagery shows a very circular feature near Kercher Lake and it appears to be a possible meteorite impact structure approximately 9 km in diameter. Chosen for this reason, the property's recent airborne data also outlines the crater like feature and a possible central uplift in the middle of the structure. Further details regarding this structure, and its economic potential, are still required.

The Douglas River/Cluff Lake claims are located 30 km southeast of the recently closed Cluff Lake Uranium Mine in the western Athabasca Basin of Northern Saskatchewan. Two claims make up this block of properties. Two separate geophysical companies have stated that the ground hosts targets of interest. "The magnetic signature over this block indicates a dominant NE-SW contact zone in the basement," said the Chief Geophysicist for Fugro Airborne Surveys. Patterson Geophysics states that, "There are several conductors evident; however, a closer look at the data is needed to identify the trends." These are very encouraging results for the company.

Additional data has been taken over the company's Pooky Lake and Virgin Lake claims to provide total coverage of all 22 optioned properties. Excitement is building as the exploration plans come together and Thunder Sword moves towards its next phase of exploration. Selection of the best conductors within the airborne data is taking time to complete. Both Fugro Airborne Geophysics and

Patterson Geophysics continue to review the data and early results indicate that Thunder Sword will have very promising follow up targets.

Pilot Harbour Property, Sault St. Marie, Ontario

Our Pilot Harbour property, which is located in the Sault St. Marie Mining Division of Ontario, is comprised of 42 claims (672 hectares), in the Mishibishu Lake area in Ontario, located 4½ miles SW from the Eagle River property presently being mined by River Gold Mines Ltd. The Company owns a 100% interest in these claims.

The Pilot Harbour property showed soil samples of 2,000 ppb (about 0.06 oz/ton Au) and chip samples revealed gold values ranging from 0.10 oz/ton Au to 3.4 oz/ton Au. Utilizing funds raised from equity sources, the Company has previously focused on exploration of indicated high grade gold deposits, with the corporate objective of production from these deposits. All claims are in good standing until April 24, 2007.

Magnesium Chloride Project, Geermu, China

Our magnesium chloride is brought in from China from a property in Geermu, located a few kilometers from the City of Geermu in the Caerhan Salt Lake area of Northern China. Caerhan Salt Lake is one of the largest salt lakes in the world and contains concentrations of sodium chloride, potash and magnesium chloride. High grades of magnesium chloride (46%) are found in the tailings from previous mining operations and it is readily available. Magnesium chloride has proven to be one of the most effective solutions for highway de-icing and dust control and numerous other applications.

To finance the Company's undertaking, the Company announces that it is proceeding with a private placement of 1,500,000 Units, at a price of $1.50 per Unit. Each Unit will consist of one common share and one warrant to acquire one additional share in the Company for a two year period, for additional consideration of $2.00 per share. The Company will have the right to force the exercise of the warrants if the average trading price of the Company's shares exceeds $2.50 per share for a period of 10 consecutive trading days. The proceeds of the financing will be used to fund the Company's obligations under the Option Agreement and for general working capital.

SELECTED ANNUAL INFORMATION

The following table provides a brief summary of the Company's financial operations for the years ended October 31 and should be read in conjunction with the Company's audited financial statements for the three most recently completed financial years.

	2006	2005	2004
Sales	$ 29,129	$ 17,407	$ 38,316
Net Loss from operations	$ 377,341	$ 192,589	$ 396,697
Net loss per share (basic and fully diluted)	$0.04	$0.02	$0.07
Total Assets	$ 3,515,569	$ 123,916	$ 126,166
Long Term Financial Liabilities	$ -	$ -	$ -
Cash Dividends per share	$0.00	$0.00	$0.00

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going-concern basis.

The increase in net loss during 2006 was primarily due to:

- Advertising and shareholder relations increased to $113,965 in 2006 from $3,442 in 2005. Increased expenditures were directly related to the Company entering into contracts for investor and shareholder relations with two arms-length companies. Included in the annual expense is approximately $98,000 paid under these agreements.
- Filing and transfer fees increased to $34,709 in 2006 from $13,348 in 2005. The increase in filing fees reflects the increased number of filings the Company has made with the British Columbia Securities Commission and TSX Venture Exchange relating to the Company's new exploration venture. The filings were made in respect of private placements, property acquisitions and stock option issuances.
- Professional fees increase to $60,269 in 2006 from $7,529 in 2005. Increase in professional fees primarily relate to the legal costs associated with the Company's new exploration venture and an increase in cost of the annual audit.

RESULTS OF OPERATIONS

Please see the above detailed discussions on the Company's properties.

The Company's chemical/environmental division continued development/formulation of magnesium chloride products based on the purity and flexibility of our product. The marketing and production of our fertilizer product has been a further delayed as research and development is continuing. The sound barrier and fire retardant products show a demonstrated market potential, but further testing is necessary before we can launch this product. We continue to hold an inventory of liquefied magnesium chloride and are currently marketing it.

SUMMARY OF QUARTERLY RESULTS

(Canadian dollars - Unaudited, except for the periods ending October 31):

	Quarter ended Oct 31, 2006	Quarter ended July 31 2006	Quarter ended April 30, 2006	Quarter ended Jan 31, 2006	Quarter ended Oct 31, 2005	Quarter ended July 31, 2005	Quarter ended April 30, 2005	Quarter ended Jan 31, 2005
Sales	$ 9,434	$ 6,880	$ 7,679	$ 5,136	$ 9,829	$ 7,578	$ -	$ -
Loss for the period from operations	$(174,874)	$ (72,049)	$ (93,122)	$ (37,296)	$(38,837)	$(43,667)	$ (56,823)	$(53,262)
Loss Per Share from operations - basic & fully diluted	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Net Loss for the Period	$ (174,874)	$(72,049,)	$ (93,122)	$ (37,296)	$(38,837)	$(43,667)	$(56,832)	$(53,262)
Net loss Per Share - basic & fully diluted	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

Significant expenditures during the quarter ended October 31, 2006 and significant variations from the prior year are discussed later in this report.

The Company has recorded losses in all of the previous eight financial quarters, and expects to continue to record losses until such time as the sales of magnesium chloride will increase to the point of profitability.

LIQUIDITY

The Company is engaged in mineral exploration and development and sales of magnesium chloride and has limited cash flow from operations; it must rely on equity financing and/or related party advances to meet its administrative and overhead expenses, and to pursue its objectives. Cash on hand at October 31, 2006 was $335,319 (2005: - $468). At October 31, 2006, the Company had advances from related parties totaling $497,434 (2005: - $290,215). Amounts due to related parties bear interest at 10% per annum and are payable on demand. Management is currently pursuing additional equity financing in order to cover its operating and capital expenses and to pursue its objectives.

To finance the Company's undertaking, the Company announces that it is proceeding with a private placement of 1,500,000 Units, at a price of $1.50 per Unit. Each Unit will consist of one common share and one warrant to acquire one additional share in the Company for a two year period, for additional consideration of $2.00 per share. The Company will have the right to force the exercise of the warrants if the average trading price of the Company's shares exceeds $2.50 per share for a period of 10 consecutive trading days. The proceeds of the financing will be used to fund the Company's obligations under the Option Agreement and for general working capital.

CAPITAL RESOURCES

Shares Authorized:	Unlimited number of common shares (2005 - 98,895,000) without par value
	Unlimited number of preference shares (2005 – 1,000,000) without par value
Shares Issued:	16,760,912 common shares without par value

In February 2004 the Company granted 601,460 stock options to a director and consultant at an exercised price of $ 0.15 per share. During the year these options were exercised. There are no stock options outstanding at the date of this report.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no Off-Balance Sheet arrangements.

RELATED PARTY TRANSACTIONS

The following summarizes the Company's related party transactions for during the year ended October 31, 2006:

a) Rent
The Company paid or accrued rent of $6,000 (2005 - $6,000) to a company controlled by a spouse of a director.
b) Management Services
The Company paid or accrued consulting fees of $60,000 (2005 - $60,000) to directors for management services

Amounts due to related parties, totaling $497,434 (2005 - $290,215) include amounts due to a director and a company controlled by the spouse of a director.. The loans bear 10% interest per annum, are unsecured, and are without specific terms of repayment.

During the year ended October 31,2006 the Company issued 3,803,491 common shares to settle debt to related parties totaling $608,601.

FOURTH QUARTER

During the quarter ended October 31, 2006, the Company incurred a loss from operations of $174,874. The Company realized sales of $9,434 and incurred cost of sales of $6,845 and general and administrative expenses of $177,463. The significant general and administrative expenses during the period were:

- Advertising and Shareholder Relations - $87,566 (2005 - $554) Increased expenditures were directly related to the Company entering into contracts for investor and shareholder relations with two arms-length companies;
- Consulting fees – $16,500 (2005 - $19,500); Consulting fees include $15,000 (2005 - $15,000) paid or accrued to directors,
- Filing and Transfer Fees $20,743 (2005 - $725);
- Interest – $9,513 (2005 - $4,671); Interest includes $ (2005 - $4,046) accrued on amounts due to directors
- Professional - $28,841 (2005 - $369); Increase in professional fees primarily relate to the legal costs associated with the Company's new exploration venture and an increase in cost of the annual audit.
- Rent – $10,344 (2005 - $10,786). Rent includes $1,500 (2005 - $1,500) paid to a company controlled by the spouse of a director.

PROPOSED TRANSACTIONS

To finance the Company's undertaking, the Company announces that it is proceeding with a private placement of 1,500,000 Units, at a price of $1.50 per Unit. Each Unit will consist of one common share and one warrant to acquire one additional share in the Company for a two year period, for additional consideration of $2.00 per share. The Company will have the right to force the exercise of the warrants if the average trading price of the Company's shares exceeds $2.50 per share for a period of 10 consecutive trading days. The proceeds of the financing will be used to fund the Company's obligations under the Option Agreement and for general working capital.

CRITICAL ACCOUNTING ESTIMATES

The Company's discussion and analysis of its financial condition and results of operations, including the discussion on liquidity and capital resources, are based on its financial statements that have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management re-evaluates its estimates and judgments, particularly those related to the determination of the impairment of long-lived assets. Management bases its estimates and judgments on historical experience, contractual arrangements and commitments and on various other assumptions that it believes are reasonable in the circumstances. Changes in these estimates and judgments will impact the amounts recognized in the consolidated financial statements, and the impact may be material. Management believes the following critical accounting policies require more significant estimates and judgments in the preparation of the consolidated financial statements.

The financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of operations. If the Company was not to continue as a going concern, it would likely not be able to realize on its assets at values comparable to the carrying value or the fair value estimates reflected in the balances set out in the preparation of the consolidated financial statements. The Company anticipates the need to raise additional private placement debt or equity funds or through joint venture arrangements to accomplish its budgeted expenditures. These private placements are not assured. Failure to raise additional funds may result in the Company being unable to complete its planned programs, curtailing operations or writing down its assets.

CHANGES IN ACCOUNTING POLICIES, INCLUDING INITIAL ADOPTION

There were no changes during the period

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, amounts receivable, and accounts payable and accrued liabilities. The terms are fully disclosed in the Company's financial statements. It is management's opinion that the Company is not exposed to significant currency, credit or interest risks from its financial instruments. The fair value is the carrying value unless otherwise noted.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer, together with other members of management, after having designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reporting in accordance with the Company's GAAP as of October 31, 2006, have not identified any changes to the Company's internal control over financial reporting which would materially affect, or is reasonably likely to materially affect the Company's internal control over financial reporting.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com

#82-1260

FORM 52-109F1 – CERTIFICATION OF ANNUAL FILINGS

I, Siegfried Naguschewski, President, Chief Executive Officer and Chief Financial Officer of Thunder Sword Resources Inc.,

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Thunder Sword Resources Inc. (the issuer) for the annual period ending October 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. As the sole certifying officer I am responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and I have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under my supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 28, 2007

"S. Naguschewski"

Signature
President & Chief Executive Officer

END